CIBC Mellon Trust Company

CIBC Mellon

03 FEB 19 AM 7:21

03007448

82-158

SUPPL

February 17, 2002

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

Dear Sirs:

RE: NORANDA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 23, 2003
RECORD DATE FOR NOTICE:	March 12, 2003
RECORD DATE FOR VOTING:	March 12, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 12, 2003
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	Yes

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

ec/H_Noranda (1-2)

3/19

320 Bay Street, P.O. Box 1 ▫ Toronto, ON M5H 4A6 ▫ Tel 416.643.5000 Fax 416.643.5570 ▫ www.cibcmellon.com